Exhibit 99.2

CALEDONIA MINING CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the shareholders of Caledonia Mining Corporation (the “Company”) will be held on Tuesday, May 20, 2014 at 9:00 a.m. (Toronto local time) at 40 King Street West, 44th Floor (Boardroom No. 44-01), Scotia Plaza, Toronto, Ontario (the offices of the Company’s Toronto solicitors, Borden Ladner Gervais LLP), for the following purposes:

1.     To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2013, together with the report of the auditor thereon;

2.     To elect the directors of the Company for the ensuing year;

3.     To re-appoint the auditor of the Company for the ensuing year and authorize the directors to fix its remuneration;

4.     To consider, and if deemed advisable, approve the shareholder rights plan agreement dated as of December 5, 2013 between the Company and Computershare Investor Services Inc.;

5.     To consider, and if deemed advisable, approve the unallocated options under the Company’s stock option plan dated April 10, 2007, as amended as of March 31, 2011; and

6.     To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

April 15, 2014 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of and to vote at the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

In order to ensure representation at the Meeting, registered shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 5:00 p.m. (Toronto time) on May 15, 2014 or 48 hours prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non-registered shareholders or shareholders that hold their shares in the name of a “nominee”, such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their form of proxy and vote their shares. Non-registered shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non-registered shareholders adhere to the voting instructions provided to them by their nominee.

DATED as of the 15th day of April, 2014.
By order of the Board of Directors CALEDONIA MINING CORPORATION (signed) “Leigh A. Wilson” Leigh A. Wilson Chairman